Federal Home Loan Bank of Topeka
Audit Committee Report
March 12, 2015

The Audit Committee of the board of directors of the Federal Home Loan Bank of Topeka (FHLBank) is currently comprised of eight directors, four independent directors and four member directors. The board of directors has determined that the Audit Committee members are independent, as defined by Federal Housing Finance Agency regulations and Nasdaq Independence Standards. The Audit Committee operates under a written charter adopted by the board of directors that is available on the FHLBank’s Web site at http://www.fhlbtopeka.com. The Audit Committee reviews its charter on an annual basis.

The Audit Committee has:

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reviewed and discussed with management and the independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC), the audited financial statements, management’s report on internal control over financial reporting and PwC’s related opinions;

•	discussed with PwC the matters required to be discussed by Auditing Standard No. 16, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board (PCAOB); and

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received the written disclosures and the letter from PwC required by applicable PCAOB rules regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with PwC its independence.

Based on the review and discussions referred to above, the Audit Committee recommends to the board of directors that the audited financial statements be included in the FHLBank’s Annual Report on Form 10-K for 2014 for filing with the Securities and Exchange Commission.

Mark W. Schifferdecker, Chairman
Milroy A. Alexander
James R. Hamby
Thomas E. Henning
Andrew C. Hove, Jr.
Michael B. Jacobson
Neil F.M. McKay
Thomas H. Olson, Jr.